RSE COLLECTION, LLC

250 Lafayette Street, 2nd Floor

New York, NY 10012

February 18, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Scott Anderegg, Staff Attorney

Re:RSE Innovation, LLC
Post-Qualification Amendment No. 1
Filed February 14, 2022
File No. 024-11612

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendment to the Offering Statement on Form 1-A for RSE Innovation, LLC, a Delaware series limited liability company, be declared qualified by the Securities and Exchange Commission before 9:00 AM Eastern Time on Tuesday, February 22, 2022, or as soon thereafter as practicable.

We request that we be notified of such qualification by a telephone call or email to Max Niederste-Ostholt, at 212-729-3820 or max@rallyrd.com.

Very truly yours,

/s/ George Leimer

Chief Executive Officer of RSE Markets, Inc.,

the sole member of Rally Holdings LLC,

the Managing Member of RSE Innovation Manager, LLC,

the Managing Member of RSE Innovation, LLC

cc:

Max Niederste-Ostholt, Chief Financial Officer, Rally Holdings LLC

Lori B. Metrock, Esq., Maynard, Cooper & Gale, P.C.